

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2023

Claudius Tsang
Chief Executive Officer and Chief Financial Officer
A SPAC I Mini Acquisition Corp.
Level 39, Marina Bay Financial Centre
Tower 2, 10 Marina Boulevard
Singapore, 018983

> **Re: A SPAC I Mini Acquisition Corp.**
> **Registration Statement on Form F-4**
> **Filed October 27, 2023**
> **File No. 333-275208**

Dear Claudius Tsang:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-4 filed October 27, 2023

Cover Page

1. We note your statement that "[i]f ASCA does not consummate the Business Combination and fails to complete an initial business combination by November 17, 2023, as allowed under its Memorandum and Articles of Association, as amended and restated on October 9, 2023 (the "Existing Charter"), ASCA will be required to dissolve and liquidate." You note elsewhere, however, that this result will occur "unless [the completion date is] further extended monthly up to April 17, 2024." Please include this qualification here, and elsewhere, as necessary.

Proposal No. 2 - The Acquisition Merger Proposal
Selected Financial Analyses, page 124

2.　We note your response to prior comment 2. On page 121 with respect to the projections you state there is a "significant likelihood that NewGenIvf's actual results over the time periods and under the scenarios covered by the projections would be materially different" because certain of the factors underlying the estimates and assumptions considered have changed since the projections were prepared. We note that the selected financial analyses referenced the projections and that some of the assumptions used in these selected financial analyses on pages 126-127 appear like they would be affected by the same change in factors you describe with respect to the projections. Therefore, please revise to more definitively state whether, in your view, it is likely that the determination of value on page 127 and related analyses would have been materially different had the change in factors that occurred after their preparation been known at the time of their preparation, or advise.

Financial Statements of NewGenIvf Limited
Unaudited Interim Condensed Consolidated Statements of Cash Flows, page F-46

3.　We note your cash inflows related to amounts with related parties is $1,530,872 for 2023 and on page F-64 the amount is related to Mr. Siu and Ms. Fong. In your prior filing on pages 191 and 235 we note approximately $0.7 million was repaid through June 30, 2023, not $1,530,872. Please clarify for us the reason for the difference between these two amounts.

4.　Please revise the June 30, 2023 financial statements to recognize the fair value of the services provided by Alfred Siu and Tina Fong. See our prior comments on this issue. In addition, please clarify your disclosure on pages 227 and 239 to be consistent with the representations made by Mr. Caruso in his September 5, 2023 letter to the staff that these individuals were not paid in cash for their services. Our understanding is that the 2021 and 2022 financial statements include a noncash expense for the value of said services though the total amount recognized in each period is not clear. Further, please file a consent covering the accountants review report on page F-42.

Note 8 - Contract Liabilities, page F-58

5.　We note the reversal in the amount of $1,232,307. Please disclose (i) the reason for the relatively large reversal, (ii) the corresponding credit to your financial statements from this reversal, and (iii) the amount of any cash refunds made to customers.

General

6.　We note the removal of Proposal No. 4 regarding the charter amendment and your amended charter, specifically Regulation 24.5(c), as amended, which no longer requires a net tangible asset requirement of $5,000,0001. Please provide a legal analysis to support your conclusion as stated in your definitive proxy statement filed September 22, 2023, that you may rely on Rule 3a51-1(a)(2) to not be deemed a penny stock issuer. Please note that if the amount in the trust falls below $5,000,001 as a result of redemptions you may no longer meet the Nasdaq listing standards. At that point, it is possible you would become a penny stock. Please revise your risk factor on page 83 and elsewhere as appropriate to clearly discuss the impact that the trust falling below $5,000,001 would have upon your listing on Nasdaq and discuss the consideration given to this possibility in your determination to remove this provision from your charter. Please provide clear disclosure that, as a result of the removal of this provision from your charter, your securities could fall within the definition of penny stock and expand the discussion regarding the risk to you and investors if your securities were to fall within the definition of a penny stock.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michael Fay at 202-551-3812 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Margaret Schwartz at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Giovanni Caruso, Esq.